March 15, 2019

Xiao Chen
Chief Financial Officer
Prestige Wealth Inc.
Suite 5102, 51/F
Cheung Kong Center
2 Queen's Road Central
Hong Kong

       Re: Prestige Wealth Inc.
           Draft Registration Statement on Form F-1
           Submitted February 15, 2019
           CIK No. 0001765850

Dear Ms. Chen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted February 15, 2019

Cover Page

1. Please disclose the date upon which the offering will end, as required by Item 501(b)(8) of
       Regulation S-K.
Overview
Our Wealth Management Services, page 1

2. Please disclose the material information necessary to summarize your historical and future business operations. For example, please disclose:
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             Facilitating the sale of savings plans by third party brokers to your asset management clients accounted for 93% of your total net revenue, and 98% of your total referral fees, for the year ended September 30, 2018;

             The material terms of these "savings plans," which are only vaguely described as providing "long-term compound interests" [sic] in pursuit of "wealth preservation and growth," including but not limited to that savings plan policies have terms of 5-years,
             10-years, more than 10 years and 20 years, and quantifying the number of savings plans you have facilitated at such terms;

             Referral fees are materially higher at origination and lower upon a policy's renewal, quantifying the average and ranges for each type of referral fee, and clarifying what if any referral fee you receive between origination and renewal; and

             The scale of your operations and growth potential with your existing client base. E.g.,
             19 of your 27 total clients have already purchased insurance policies as of September
             30, 2018 (or such information updated as of a more recent date), clarifying the number of clients that have already purchased savings plans, as well as whether clients have or may in the future purchase multiple savings plans (or increase their existing savings plan) such that you would be entitled to additional referral fees or commissions;

         Please also discuss the degree to which your wealth management business competes with your asset management business given that your clients have a limited amount of assets to either invest or insure. Please make corresponding revisions to your MD&A and Business sections as necessary.
Prospectus Summary, page 1

3. Please revise your Prospectus Summary to disclose that Mr. Chi Tak Sze will be your controlling shareholder following your initial public offering consistent with your disclosure on page 74. Please further address here and in your risk factors whether you will be a "controlled company" within the meaning of the NYSE American Rules and disclose the material impact on shareholders.
Our Asset Management Services, page 2

4. Please disclose the material information necessary to summarize the scale and performance of your asset management business. For example, please disclose the:

             Number of clients as of a recent date and the proportion of clients classified as (i)
             "high net worth," (ii) "ultra high net worth," or (iii) neither; Xiao Chen
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             Performance of your two funds over recent periods, each funds' high-water mark as of the same periods, and that you only earn performance fees in excess of a funds'
             lifetime high-water mark; and

             Change in your AUM from FYE 2018 to 2017 (and any recent interim periods, if materially different), the reasons for this change, and the material rights or restrictions on a client's ability to redeem funds (e.g. size, period, notice, etc.).

         Please make corresponding revisions to your MD&A and Business sections as necessary.
Risk Factors
Risks Related to Our Business
We may not be able to grow at the historical rate of growth ..., page 7

5. Please highlight the fact that your growth from 2017 to 2018 is mainly due to the commencement of your wealth management services business in 2018, and your receipt of referral fees from that business, which only occurred in 2018.
If any insurance products distributed by the product brokers we work with or our business practices..., page 8

6. We note your disclosure here and in your last risk factor on page 11. Please disclose the material terms of the regulatory penalties or punishments to which you may be subject, either for assisting in the distribution of an insurance product that violates any applicable law or regulation, or for the actions of one of your insurance product brokers.
We have amounts due from an immediate family member of one of our directors..., page 13

7. We note your disclosure that you expect that balance due from Ms. Zhao will be repaid before the registration statement becomes effective. Please note that an "issuer" for purposes of the Sarbanes-Oxley Act of 2002 includes companies that have filed a registration statement, even before the registration statement has become effective. Please provide us with a detailed description of the terms of the expected repayment of all amounts due and how you will ensure that this takes place before you file the registration statement.
8. Please revise here and page 74 to disclose all material terms of the transactions
         (e.g. whether and what interest accrues) and update the unpaid balance as of a more recent date. Please refer to Item Item 7.B.2. of Part I of Form 20-F for guidance.
Enforcement of Civil Liabilities, page 25

9. We note that you have appointed Hunter Taubman Fischer & Li LLC as your agent to receive service of process with respect to any action brought against you in specific state and federal courts. Please revise to clarify whether you intend to limit any claims brought
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         against you to these specific courts. If so, please revise your risk factors to also disclose the material risks related to such a limitation and explain your basis for restricting the forum in which claims against you may be brought as neither your attached Memorandum of Association nor Articles of Association appear to contain an exclusive forum provision.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
30

10. Please revise your MD&A to include a discussion and analysis of changes in your financial position for each of the periods presented in your financial statements. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.
Key Components of Consolidated Statements of Comprehensive Income (Loss) Underlying Products and Service Mix, page 32

11. We note your disclosure that referral fees from the subscription by your clients of savings plans accounted for approximately 93% of your total net revenue for the year ended
         September 30, 2018. Please revise to provide additional information to allow an investor to clearly understand the savings plans sold by the brokers, including but not limited to:

             The nature and basic structure of a savings plan;

             The typical amount of time a customer invests in a savings plan;

             The benefits/returns the savings plan provides, how the returns are calculated/structured, if they are fixed or variable etc., and

             The key feature that makes the savings plan attractive to customers as compared to other wealth management products available in the market.
Revenue
Wealth management services, page 33

12. Please revise to disclose your weighted-average referral fee based on the value of wealth management products purchased for each period presented. Going forward, please discuss any significant trends.
Asset management services, page 34

13. Please revise to include a roll forward, for all periods presented, of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, as well as any other significant component, to arrive at an ending AUM balance. Please disaggregate the AUM roll forwards by the fund categories, type,
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         products, etc., if meaningful to understand your business. Please identify significant trends or concentrations within a particular fund category and/or investor type to understand significant trends in your AUM and discuss the causal factors for the trends.
         Refer to Item 303(a)(3) of Regulation S-K.
14. We note your disclosure on page 34 that subscription fees are range from 0.80% to 1.25%
         of the capital contributions made to the funds committed capital and that management fees range from of one-twelfth of 0.8% to 1.5% of the net asset value attributable to our client's respective equity holding positions. For all periods presented, please quantify the weighted average subscription and management fee rate and, if relevant, include a discussion of any significant trends in your average fee rates. Industry, page 45

15. We note you disclose information in this section in both RMB and HKD, with limited references to USD approximations. Whereas elsewhere in your prospectus you refer to your "assets, obligations, commitments and liabilities" in USD. Please revise to also convert currency information in this section to enhance investor understanding of your industry and comparability with disclosures regarding your business.
16. Please revise to focus on the industry background most relevant to your business operations. For example, please revise to:

             Clarify what type of insurance "savings plans" are (e.g., long-term; investment linked;
             general; business; composite, etc.) which were your principal source of revenue in
             FYE 2018.

             Provide material information regarding hedge funds within the asset management business generally, particularly fund of fund hedge funds, given than both PGA and
             SP1 are FOF hedge funds.

             Distinguish between the market segments in which you currently operate, those in which you propose to expand into (and have outlined such plans elsewhere in your prospectus), and those in which you do not operate in or have any current plans to operate in such that this information is presented merely as background.
Improvement of Regulation For Better Investor Protection., page 47

17. We note your disclosure that updated regulations by the Hong Kong Securities and
         Futures Commission regulations "will be effective in Aug 2018" to address conflicts of interest and that further regulatory updates were being developed. Please revise to update this information as of a recent date and expand upon any regulations that you anticipate could have a material impact on your business.
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Overview of the Insurance Market in Hong Kong
Rising Demand for Insurance Policies from the PRC Visitors, page 48

18. Please revise to define a "PRC visitor" and explain how that is different than a "PRC
         Citizen".
Competitive Landscape..., page 49

19. Please revise to explain how there were "2,410 insurance agencies" when there were only
         "160 authorized insurers in Hong Kong," both as ofJune 30, 2018. Please further define acronyms used in your prospectus (e.g. PIBA and CIB).
Business
Competitive Advantages
Significant Satisfaction, Approval from Client and High Client Retention, page
53

20. Please revise to include quantitative or additional qualitative support for your "high"
         client retention and satisfaction.
Access to Highly Desirable but Scarce Products and Services, page 54

21. Revise to clarify why the "relatively rarer insurance polices [that you offer clients access to are] not available to all insurance brokers." Please make corresponding revisions with respect to access to certain "global high quality assets" such as U.S. and E.U. based hedge funds "that are rarely open to Asia investors or individual investors."
Carefully Selected..., page 54

22. Please expand upon the specific criteria you use in selecting the insurance product brokers that you work with. Relatedly, please revise to clarify whether and how
         "qualified" insurance brokers differ from "licensed" insurance brokers.
23. Please expand upon the specific criteria you used to "carefully-select[]" the over 150 hedge funds in your proprietary database. Relatedly, please to support your descriptions of these hedge funds as "world-leading" and "top ranked."
Wealth Management Services, page 55

24. Please disclose the material terms of your referral fees and clarify the scope of the relationship between you, your clients, and the insurance brokers that you introduce. For example:

             Describe the material terms of your referral service agreements, including duration and expiration dates, exclusivity and termination provisions, as well as other material provisions, and highlight those with respect to with Blue Ocean Wealth Management
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             (Hong Kong). In this regard, we note disclosure in your risk factor on page 9 entitled
             "We generate the majority of our revenues through a limited number of product brokers," that the duration of these contracts is "short" and that your contract with
             Blue Ocean Wealth Management (Hong Kong) which generated approximately
             76.93% of your total revenues in your last fiscal year.

             Disclose the range and average of applicable "'free-look period[s]' during which the client may cancel the insurance policies," whether any of these insurance products may be canceled outside of these free look periods, and if there are any situations (e.g., clawback or similar provisions) where you would be required to repay or remit any of your referral fees.

             Clarify whether insurance brokers may approach or re-engage clients following your introduction and the degree to which you would be entitled to compensation in these circumstances (e.g. at the expiration of a contract; after the passage of time; to offer other insurance products, whether or not originally available;
etc.).
25. Please disclose the actual referral fees due from Blue Ocean Wealth Management (Hong
         Kong) Limited that are material to your business. In this regard we note that this relationship generated approximately 76.93% of your total revenues, and approximately
         81% of your total revenues for your wealth management operations, for the fiscal year ended September 30, 2018.
Our Value to Our Clients and Value-Added Services Offerings, page 58

26. Please disclose the term for which personal assistant services in Hong Kong are provided, whether and what costs you incur for providing "value-added" or "value-adding" services other than personal assistant services, and the "other value-added services" you plan to offer in the future as a part of your growth strategy. Please also clarify which component of your operating costs and expenses relate to these "value-added" or "value-
         adding" services.
Regulations, page 62

27. Please revise to clearly disclose the extent to which you are subject to PRC regulations which restrict an entity's ability to access foreign capital markets. To the extent you are subject to these restrictions, please tell us how your current organization structure is compliant with PRC regulations.
Regulations Related to our Business Operation in Hong Kong
Regulations related to our Wealth Management Services, page 62

28. Please revise here and your last risk factor on 12 to provide your detailed analysis for why you are not "engaged in [the] insurance brokerage business in Hong Kong" and support
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         your belief that you should not be "regulated as an insurance agent or an insurance broker under Hong Kong laws." Please also outline the material government regulations on the various insurance products whose sale you facilitate, or the third party brokers with which you contract, given that substantially all of your net income for the past fiscal year was derived from facilitating the sale of these insurance products. Please refer to Item 4.C.8 of
         Form 20-F for guidance.
Notes to Consolidated Financial Statements
Note 4 Accounts Receivable, page F-14

29. Please revise to disclose an aging of your accounts receivable and your policy for determining past due or delinquency status. Please refer to ASC 310-10-50.
Exhibit Index, page II-5

30. Please attach the following as exhibits or explain why you do not believe they are required by Item 601(b)(10) of Regulation S-K:

             The "acknowledgement letter" executed by the wife of your controlling shareholder,
             Ms. Zhao, concerning the amount due to you, which totaled $2,993,980 as of
             September 30, 2018 and $2,653,794 as of January 31, 2019.

             Your contract(s) with Blue Ocean Wealth Management (Hong Kong) Limited which was responsible for approximately 76.93% of your total revenues in fiscal year 2018.

         Please refer to Securities Act Rule 406 and Section II.B.2 of Staff Legal Bulletin No. 1,
         available on our website, for guidance.
General

31. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
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        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael
Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameXiao Chen
                                                           Division of
Corporation Finance
Comapany NamePrestige Wealth Inc.
                                                           Office of Financial
Services
March 15, 2019 Page 9
cc:       Ying Li, Esq.
FirstName LastName